AGREEMENT

        Ableco Holding LLC (“Ableco”) is the holder of a Common Stock Purchase Warrant, dated November 6, 2001 (the “Warrant”), issued by Northland Cranberries, Inc. (“Northland”). Pursuant to the terms of a Contribution Agreement, dated as of September 26, 2005, Ableco has agreed to exercise the Warrant prior to consummation of the proposed merger of New Harvest, Inc. (the “Company”) with and into Northland, and to contribute the shares of Northland’s Class A Common Stock received upon exercise of the Warrant to the Company in exchange for shares of the Company’s common stock. Ableco wishes to ensure that the antidilution protections currently afforded Ableco pursuant to Article 3 of the Warrant remain in effect with respect to the shares of Northland common stock to be held by Ableco following the merger. Therefore, the Company and Sun Northland, LLC (in its capacity as majority shareholder of the Company and of Northland) (“Sun Northland”) hereby agree that, following exercise of the Warrant, the Company will not (and Sun Northland will cause the Company not to) take any antidilutive actions that would have otherwise resulted in an adjustment to the Warrant Quantity (as such term is defined in the Warrant) pursuant to Article 3 of the Warrant had the Warrant not been exercised unless (i) Ableco consents to such antidilutive actions or (ii) Ableco’s holdings of Northland common stock are adjusted in substantially the same manner as the Warrant Quantity would have been adjusted had the Warrant not been exercised. The Company’s obligations hereunder will survive the merger of the Company into Northland.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of September 26, 2005.

NEW HARVEST, INC.	SUN NORTHLAND, LLC
By: /s/ John Swendrowski	By: /s/ Marc J. Leder
John Swendrowski	Marc J. Leder
Chairman and Chief Executive Officer	Co-CEO